China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang 163316
People’s Republic of China

August 25, 2010

By EDGAR Transmission and by Hand Delivery
Mr. James Giugliano
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Nutrifruit Group Limited
Form 10-K for Fiscal Year Ended March 31, 2009
Filed June 30, 2009
Response Letter Dated May 7, 2010
Response Letter Dated May 25, 2010
Response Letter Dated June 28, 2010
Response Letter Dated August 4, 2010
Form 10-K/A for Fiscal Year Ended March 31, 2009
Filed June 29, 2010

Dear Mr. Giugliano:

On behalf of China Nutrifruit Group Limited (“China Nutrifruit” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 4, 2010, regarding the above referenced Form 10-K for the fiscal year ended March 31, 2009 filed on June 30. 2009, as amended on June 29, 2010 (the “2009 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for Fiscal Year Ended March 31, 2009

Note 1 - Nature of Business, page 58

1.

We note your response to our prior comment one in which you assert that you recognized compensation expense in fiscal 2009 related to your make good escrow arrangement pursuant to FAS 123(R). However, we also note that you indicate the release of the escrowed shares in fiscal 2010 was not contingent upon Mr. Kung's continuing employment. Please clarify for us:

  whether there were any changes to the escrow share agreement during fiscal 2010 that impacted whether or not Mr. Kung's continuing employment by the Company impacted the release of the escrowed shares;

  if there were no changes to the escrow agreement, why you believe the shares released under the make good escrow arrangement in fiscal 2009 are within the scope of ASC 718-10-15 (paragraph 4 of FAS 123(R)) in light of the fact Mr. Kung did not need to remain in the employ of the Company to receive the shares; and

  why you believe the issuance of ASC 718-10-S99-2, which clarified when the presumption of compensation was overcome in escrowed share arrangements, impacted your accounting in fiscal 2010 as compared to your basis of accounting for the escrowed shares in fiscal 2009.

China Nutrifruit Response: In response to the Staff Comment No. 1 (including the three bulleted comments), the Company believes that in order to better understand the rationale underlying the Company’s accounting treatment of the make good shares in fiscal years 2009 and 2010, it would be useful to recapitulate some of the relevant facts giving rise to the “make good share arrangement.” For ease of reading, our response is in narrative form without regard to the three individual bulleted comments; however, when the text below is responsive to one of the three bullet point comments, it is noted in boldface type in brackets.

The Company completed two interrelated transactions in August 2008 - a share exchange transaction and a private placement financing. These two transactions form a large portion of the factual predicate upon which the Company determined how to account for the make good shares.

Before the two transactions, Daqing Longheda Food Company Limited (“Longheda”) which is the Company’s principal operating subsidiary was 100% owned by Solar Sun Holdings Limited (“Solar Sun”) and Solar Sun was 100% owned by Fezdale Investments Limited (“Fezdale”). Before the two transactions, Mr. Yiu Fai Kung (“Mr. Kung”) and Mr. Kwan Mo Ng (“Mr. Ng”) were Fezdale’s only two shareholders. Mr. Kung served as a member of Fezdale’s Board of Directors until his resignation in July 2009.

In the first transaction, which was an August 14, 2008 share exchange transaction, Fezdale’s only two shareholders -- Mr. Kung and Mr. Ng -- exchanged all of their shares of Fezdale stock for approximately 86% of the Company’s issued and outstanding common stock. The exchange effected a change of control of the Company and, as a result of the share exchange transaction, Fezdale became a direct, wholly-owned subsidiary of the Company and Solar Sun and Longheda became the Company’s indirect, wholly owned subsidiaries. After completion of the share exchange transaction, Mr. Kung owned approximately 60.6% of the Company’s issued and outstanding stock.

In the second related transaction, which was an August 14, 2008 private placement financing, the Company sold newly issued shares of its common stock to accredited investors. As a condition to their investment, the investors required Mr. Kung to place into escrow shares of the Company’s common stock owned by him in accordance with the terms of a make good escrow agreement that spanned two fiscal years -- 2009 and 2010. Under the make good escrow agreement, the investors and the Company established minimum financial result targets that the Company had to attain in fiscal 2009 and fiscal 2010. If the targets were not met, the make good shares became transferrable to the investors. If, on the other hand, the targets were met, the make good shares will be returned to Mr. Kung. In connection with the August 14, 2008 share exchange transaction, the Company also entered into a similar make good arrangement with Halter Financial Investment, L.P. (“Halter”), the majority shareholder of the Company immediately prior to the share exchange transaction.

Make good provisions typically operate as a retroactive valuation adjustment1 and the Company believes this was part of Halter’s and the investors’ motivation behind the make good escrow agreements. The make good agreement was a condition to the investors’ willingness to invest in the private placement financing and Halter’s willingness to approve the share exchange transaction.

Even though Mr. Kung continued to serve as Fezdale’s director after the 2008 private placement financing, neither the creation of the make good arrangement nor the return of the make good shares to Mr. Kung depended upon his service as Fezdale’s director. The Company believes that Mr. Kung was selected to be the make good pledgor due solely to his considerable ownership interest in the Company’s common stock and not for specific employment related reasons.

For the Company’s fiscal year ended March 31, 2009 and fiscal year ended March 31, 2010, the Company exceeded the financial targets established in the make good agreement. Accordingly, the make good shares relating to the fiscal 2009 target and fiscal 2010 target were returned to Mr. Kung according to the terms of the make good agreement which was never amended during fiscal 2009 or 2010. [Bullet 1 of SEC Comment Letter]

When preparing financial statements for the 2009 fiscal year, the Company followed the guidance in FAS 123(R) and recognized, as a compensation expense, the transfer and release of the “make good shares” to Mr. Kung in fiscal year 2009 due to his position as Fezdale’s director. Even though the make good was not intended to have a compensatory aspect and was wholly unrelated to an employment arrangement involving Mr. Kung (who has never been an employee, but instead a Fezdale director) or anyone else, the Company recorded a compensation expense. It did so because: (i) FAS123(R) was the most apposite accounting authority governing the treatment of the make good shares from a financial statement perspective and (ii) FASB ASC 718-10-S99-2 was not effective on March 31, 2009 when the Company completed its 2009 fiscal year. Accordingly, absent other accounting guidance and based on the facts at the time, the Company concluded that it was appropriate under GAAP to record a compensation expense in respect of the release of the 2009 make good shares. [Bullet 2 of SEC Comment Letter]

________________________

[1]

In practice, if the financial expectations upon which an investment is based later prove to be lower than expected, investors receive shares at no cost (via the make good mechanism) in order to reconcile the investor’s financial expectations with the Company’s actual results.

During the Company’s 2010 fiscal year, several things changes which caused the Company to reevaluate whether it was appropriate to replicate the 2009 approach and record a compensation expense in respect of the 2010 make good shares. As discussed below in more detail, the Company analyzed several factors and ultimately determined that a compensation expense was not appropriate for the 2010 make good shares.

Initially, the Company took note of SEC Staff Announcement, Topic No. D-110, “Escrowed Share Arrangements and the Presumption of Compensation” (June 18, 2009) which was released after completion of the Company’s 2009 fiscal year. In this SEC Staff Announcement, the Staff noted that “[h]istorically, the SEC staff has expressed the view that an escrowed share arrangement involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory, equivalent to a reverse stock split followed by the grant of a restricted stock award under a performance based plan.” The SEC Staff Announcement then explains the SEC’s initial published view on the factors that a registrant should consider when determining whether the presumption of compensation has been overcome. The SEC Staff Announcement indicates that the principal factor was whether “the [escrowed share] arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment” and gave the example of an escrowed share arrangement being a condition of a financing transaction, indicating that in such event the presumption would be overcome.

Based on the guidance provided in the SEC Staff Announcement, the Company concluded that a compensation change was not appropriate for the 2010 fiscal year because the make good arrangement was not related to any individual’s continued employment, but instead was a condition imposed by Halter and the investors in connection with the Company’s share exchange and financing transactions. Moreover, when Mr. Kung resigned as a Fezdale director in July 2009, his right to receive the escrowed shares and the conditions upon which the escrowed shares would be returned to him did not change. To the contrary, even after his resignation, the make good shares could be, and actually were, return to him. Based on these factors, the Company concluded that the presumption of compensation was overcome and that a compensation expense was not appropriate in respect of the make good shares for the 2010 fiscal year. [Bullet 3 of SEC Comment Letter]. The Company appreciates the incongruity and dissimilarity in the accounting treatment of the make good shares for the 2009 and 2010 fiscal years; however, the Company notes that the disparate accounting treatment solely resulted from changes to, and clarifications in, GAAP and FASB accounting standards and do not result from a change in the Company’s accounting policies or changes in facts and circumstances initiated by the Company or within its control.

Form 10-K for Fiscal Year Ended March 31, 2010

Consolidated Statements of Income and Comprehensive Income, page F-3

2.	Please limit your presentation of earnings/(loss) per share to amounts rounded to the nearest penny. Please do not present fractions of a penny. (e.g. $0.1351 should be rounded to $0.14.)

China Nutrifruit Response: Given that the current presentation of earnings/(loss) per share in the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2010 (“2010 10-K”) is mathematically accurate, we respectfully request the Staff to permit the Company not to amend its 2010 10-K. The Company will present earnings/(loss) per share in amounts rounded to the nearest penny in all future SEC filings.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jing Zhang of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8323.

Sincerely,

China Nutrifruit Group Limited

By:/s/ Colman Cheng
Colman Cheng
Chief Financial Officer